# REDCORP



**NEWS RELEASE**

News Release 03-08

## Tulsequah Project Exploration Update

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce additional assay results and updated drill intersections from the ongoing drill program at the Tulsequah Chief project in northwestern BC, owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary Drilling is continuing to define an area of high-grade mineralization adjacent to the known deposit.

The latest results demonstrate the presence of several different mineralized intervals within a thick section of strongly altered rhyolites. These "stacked" massive sulphide intervals are typical of this type of deposit, and are quite well defined at Tulsequah, where four main intervals are present. Starting at the stratigraphic bottom, these have been termed the AB1, AB2, H and I horizons.

The table below shows significant drill intersections from this year's program. Note that intersections in this table have been updated to include weighting by specific gravity, as well as length, and may be slightly different than previously indicated. New drillhole assay information is highlighted. Core lengths are all very close to estimated true thicknesses of the intersections.

| Hole # | Horizon | From (m) | To (m) | Length | Au (gpt) | Ag (gpt) | Cu (%) | Pb (%) | Zn (%) |
|---|---|---|---|---|---|---|---|---|---|
| TCU03072* | H | 282.3 | 290.4 | 8.1 | 1.30 | 20.03 | 0.59 | 0.22 | 2.65 |
| TCU03073* | AB1 | 238.7 | 248.3 | 9.6 | 1.59 | 18.10 | 1.52 | 0.06 | 0.41 |
| TCU03074* | H | 229.0 | 231.2 | 2.2 | 1.06 | 51.08 | 0.24 | 1.33 | 2.48 |
| TCU03076* | H | 361.8 | 362.7 | 0.9 | 3.23 | 256.00 | 0.27 | 2.06 | 12.80 |
| TCU03077* | ? | 234.4 | 242.0 | 7.6 | 14.58 | 439.28 | 0.07 | 0.62 | 1.06 |
| and | ? | 246.2 | 252.1 | 5.9 | 3.62 | 173.66 | 0.03 | 0.06 | 0.13 |
| and | H | 258.9 | 279.3 | 20.4 | 0.36 | 19.60 | 0.34 | 0.32 | 1.78 |
| and* | AB2 | 300.8 | 303.2 | 2.4 | 0.31 | 4.76 | 0.20 | 0.01 | 5.32 |
| **TCU03078** | **H** | **263.2** | **264.9** | **1.7** | **4.40** | **252.75** | **0.65** | **2.95** | **7.80** |
| **and** | **AB2** | **315.8** | **319.1** | **3.3** | **0.13** | **1.68** | **0.34** | **0.00** | **3.31** |
| **and** | **AB1** | **332.7** | **339.9** | **7.2** | **1.45** | **13.45** | **2.11** | **0.03** | **4.00** |
| **TCU03079** | **H** | **256.4** | **259.9** | **3.5** | **4.30** | **149.75** | **0.50** | **1.80** | **12.27** |

* previously released.

dw 9/29

TCU03077 intersected a high-grade gold and silver zone with lower base metal values. This zone is interpreted to lie above the H horizon, and is a siliceous zone containing disseminated and stringer tetrahedrite mineralization. The H horizon in this hole had a thickness of 20.4 meters, but with overall lower-grade metal values.



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REDCORP

TCU03078 does not appear to have intersected the upper precious metal zone, but did intersect a high-grade, narrow H horizon. A 7.2 meter thick copper-rich section of massive sulphide was intersected at the AB1 horizon.

TCU03079 intersected 3.5 meters of high-grade mineralization at the H horizon.

Ongoing Drilling:

Two further holes have recently been completed. TCU03080 is an infill hole drilled into an area of the current resource where prior drill pierce points were widely spaced. The massive sulphide intersected in this hole was thicker than expected, based on the geological interpretation. The intersection contains abundant sphalerite (zinc sulphide) and chalcopyrite (copper sulphide) and several specks of visible gold were noted. TCU03081 was drilled down-dip of TCU03079, and intersected a narrow, high-grade section of the H horizon. Assays for these two holes are pending.

Hole TCU03082 is currently in progress. It will test the continuity of the H horizon and also test for an eastern extension of the high-grade precious metal zone between TCU03077 and an older hole, TCU93046, which intersected the horizon some 100 meters along strike to the east.

Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca. The website will be updated shortly with a graphic displaying the locations of the new holes for illustrative purposes.

**ON BEHALF OF THE BOARD OF DIRECTORS**
**OF REDCORP VENTURES LTD.**

Per: "Terence Chandler"
Terence Chandler, President



REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330